December 12, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed October 26, 2012
File No. 001-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter to the Company dated November 20, 2012 from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.

Below we have listed your comments for ease of reference and our responses to those comments. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Commission’s letter:

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

General

Comment:

1.	In your Form 10-Q for the fiscal quarter ended June 30, 2012, you indicate in a risk factor on page 56 that governors in some states in which you operate your health plans have stated that they do not intend for their states to participate in the Medicaid expansion under the Affordable Care Act. You also state in this risk factor that if the states in which you operate your health plans do not participate in the Medicaid expansion, your Medicaid enrollment levels could be less than projected or could even drop, which could have a materially adverse effect on your business, financial condition, cash flows, or results of operations. Please confirm that in your Form 10-K for the fiscal year ended December 31, 2012, you will identify the states that will not participate in the Medicaid expansion.

Response:

We note the Staff’s comment, and confirm that in our Form 10-K for the fiscal year ended December 31, 2012, to the extent then known up to the date of filing, we will identify the states that have indicated they will not participate in the Medicaid expansion effective January 1, 2014. To date, of the states in which we conduct business operations, the states of Louisiana, Maine, and Texas have indicated that they do not intend to participate in the Medicaid expansion. However, these states could reconsider their opt-out decision prior to the date on which we file our Form 10-K, and other currently undecided states could indicate that they do not intend to participate in the Medicaid expansion.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 12, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

Comment:

2.	You do not provide a discussion of your cash flows from investing activities, and your discussion of cash flows from operating and financing activities only covers two fiscal years. Please provide proposed disclosure to be included in future periodic filings to discuss your cash flows from operating, investing and financing activities for all three years that are presented in the financial statements. Provide quantification and a narrative discussion in your proposed disclosure.

Response:

We note the Staff’s comment. Commencing with our Form 10-K for the fiscal year ended December 31, 2012, we will revise, in a manner consistent with the presentation below, our disclosure to discuss cash flows from operating, investing and financing activities for all three years that are presented in the financial statements. The following disclosure is a revision based upon the disclosures initially provided in our Form 10-K for the fiscal year ended December 31, 2011.

Liquidity and Capital Resources

Cash provided by operating activities for 2011 was $225.4 million compared with $161.4 million for 2010, an increase of $64.0 million. This increase was primarily due to the $64.6 million non-cash impairment of goodwill and intangible assets relating to our Missouri health plan. Cash provided by operating activities for 2010 was $161.4 million compared with $155.4 million for 2009, an increase of $6.0 million. The primary components of this change included a $130.1 million decrease in deferred revenue, offset by increases in net income, depreciation and amortization relating to our acquisition of Molina Medicaid Solutions, and current liabilities amounting to $113.7 million in the aggregate. The significant decrease in deferred revenue was due to a change in the timing of premium payments from the state of Ohio. In 2009, the state of Ohio typically paid premiums in advance of the month the premium was earned. In 2010, the state of Ohio delayed its premium payments to mid-month for the month premium is earned. Therefore, we did not receive advance payments for the Ohio health plan’s premiums during 2010. Cash provided by operating activities for 2009 was $155.4 million compared with $40.4 million for 2008, an increase of $115.0 million. This increase was principally due to the advance receipt of $117.6 million in premium revenue from the state of Ohio, as described above.

In 2011, cash used in investing activities declined $51.9 million compared with 2010, primarily due to $46.5 million less cash paid for business combinations in 2011. In 2010, cash used in investing activities increased significantly compared with 2009, primarily due to the acquisition of Molina Medicaid Solutions, which amounted to $131.3 million. In 2009, cash used in investing activities declined $26.8 million compared with 2008, primarily due to lower purchases of investments, net of sales and maturities of investments.

In 2011, cash provided by financing activities decreased due to $111.1 million of net proceeds from our common stock offering in the third quarter of 2010, offset by the $48.6 million borrowed under a term loan used to purchase the Molina Center in 2011. In 2010, cash provided by financing activities increased significantly compared with 2009, primarily due to funds generated by our common stock offering in the third quarter of 2010, which amounted to $111.1 million, net of issuance costs. Amounts borrowed under our credit facility to fund the acquisition of Molina Medicaid Solutions in the second quarter of 2010 were repaid in the third quarter using proceeds from the equity offering. In 2009, cash used in financing activities declined $12.5 million compared with 2008, primarily due to $22.2 million less treasury stock repurchases, partially offset by the $9.7 million repurchase of our convertible senior notes in 2009.

Form 10-K for the Fiscal Year Ended December 31, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Critical Accounting Policies

Medical Claims and Benefits Payable — Health Plans Segment, page 57

Comment:

3.	You attribute the $51.8 million and $49.4 million in prior period claims development at December 31, 2011 and 2010, respectively to several factors. Please provide us with proposed disclosure to be included in future periodic reports that quantifies the impact of each factor cited. This comment also applies to the prior period development of $37.7 million recorded in the period ended September 30, 2012. Refer to page 20 of the Form 10-Q for the quarterly period ended September 30, 2012.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 12, 2012

Response:

We note the Staff’s comment. As we note elsewhere in our disclosure, numerous factors influence our estimation of our liability for medical claims and benefits payable at any given time. Specifically, in Critical Accounting Policies, page 58, and Note 2 of the Notes to Consolidated Financial Statements, page 78, we note:

“The factors we consider when estimating our IBNP include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims.”

The estimation of our liability for medical claims and benefits payable is the result of our assessment of all of the factors listed above taken in total. Our estimates are based upon our assessment of a high volume of transactions (nearly two million per month) spread over nearly two million patients seeing thousands of health care providers for varying services in different settings over periods of many months. Our estimate cannot be developed formulaically by assigning specific values to each individual factor and then combining them in a preset manner. Rather, nearly all of these factors except the actual dollar value of claims already paid represent qualitative inputs to our estimates. Likewise, we can only rarely quantify the impact that any single factor has on a change in estimate. We only know when measures for any one or more of those factors are out of the ordinary. Changes in estimate, then, can only be explicitly tied to a single development – a change in our estimate of the amount that will ultimately be paid out in satisfaction of the liability – which is already documented in our existing tabular disclosure of Medical Claims and Benefits Payable.

The disclosures you cite are made merely to identify specific circumstances that are somewhat out of the ordinary for specific periods and that, in our opinion, led, or might lead to, results materially different from those anticipated by our initial estimates. It would be both inaccurate and misleading to assign specific dollar values to any of these circumstances. As our estimates are not developed formulaically by assigning specific values to each individual factor, we cannot assign a specific value to those factors in hindsight.

The purpose of our disclosure is merely to identify which of our state health plans experienced the greatest change in estimate for the period indicated, and to provide a high level explanation of the reasons for that variance. We have enhanced our existing disclosure below (marked for changes) to better reflect the estimation process described above. We will include the marked changes in our disclosures beginning with the Form 10-K for the Fiscal Year Ended December 31, 2012.

Critical Accounting Policies

Medical Claims and Benefits Payable — Health Plans Segment

We recognized a benefit from prior period claims development in the amount of $37.7 million for the nine months ended September 30, 2012. This amount represents our estimate as of September 30, 2012 of the extent to which our initial estimate of medical claims and benefits payable at December 31, 2011 was more than the amount that will ultimately be paid out in satisfaction of that liability. While many related factors working in conjunction with one another determine the accuracy of our estimates, we believe that the overestimation of claims liability at December 31, 2011 was due primarily to the following factors:

•	For our Washington health plan, we underestimated the amount of recoveries we would collect for certain high-cost newborn claims, resulting in an overestimation of reserves at year end.

•	For our Texas health plan, we overestimated the cost of new members in STAR+PLUS (the name of our ABD program in Texas), in the Dallas region.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 12, 2012

•

In early 2011, the state of Michigan was delayed in the enrollment of newborns in managed care plans; the delay was resolved by mid-2011. This caused a large number of claims with older dates of service to be paid during late 2011, resulting in an artificial increase in the lag time for claims payment at our Michigan health plan. We adjusted reserves downward for this issue at December 31, 2011, but the adjustment did not capture all of the claims overestimation.

•

Offsetting some of the overestimation items described above, our Missouri health plan reserves were underestimated as a result of an unusually large number of premature infants during the fourth quarter of 2011.

We recognized a benefit from prior period claims development in the amount of $51.8 million for the year ended December 31, 2011. This amount represents our estimate as of December 31, 2011 of the extent to which our initial estimate of medical claims and benefits payable at December 31, 2010 was more than the amount that will ultimately be paid out in satisfaction of that liability. While many related factors working in conjunction with one another determine the accuracy of our estimates, we believe that the overestimation of claims liability at December 31, 2010 was due primarily to the following factors:

•	We overestimated the impact of a buildup in claims inventory in Ohio.

•	We overestimated the impact of the settlement of disputed provider claims in California.

•

We underestimated the reduction in outpatient facility claims costs as a result of a fee schedule reduction in New Mexico effective November 2010, partially offsetting the impact of the two items above.

We recognized a benefit from prior period claims development in the amount of $49.4 million for the year ended December 31, 2010. This amount represents our estimate as of December 31, 2010 of the extent to which our initial estimate of medical claims and benefits payable at December 31, 2009 was more than the amount that will ultimately be paid out in satisfaction of that liability. While many related factors working in conjunction with one another determine the accuracy of our estimates, we believe that the overestimation of claims liability at December 31, 2009 was due primarily to the following factors:

•	In New Mexico, we underestimated the degree to which cuts to the Medicaid fees schedule would reduce our liability as of December 31, 2009.

•

In California, we underestimated the extent to which various network restructuring, provider contracting, and medical management initiatives had reduced our medical care costs during the second half of 2009, thereby resulting in a lower liability at December 31, 2009.

In estimating our claims liability at September 30, 2012, we adjusted our base calculation to take account of the numerous factors which we believe are reasonably likely to change our final claims liability amount. We believe that the most significant among those factors are:

•

Our Texas health plan membership nearly doubled effective March 1, 2012. In addition, effective March 1, 2012, we assumed inpatient medical liability for ABD members for which we were not previously responsible. Reserves for new coverage and new regions are now based on the newly developing claims lag patterns and comparisons with similar coverage in other regions with more historical data. The lag patterns are still incomplete and therefore the true reserve liability is more uncertain than usual.

•

Our California health plan has enrolled approximately 20,000 new ABD members since September 30, 2011, as a result of the mandatory assignment of ABD members to managed care plans effective July 1, 2011. These new members converted from a fee-for-service environment. Due to the relatively recent transition of these members to managed care, their utilization of medical services is less predictable than it is for many of our other members.

•

Our claims inventory had increased significantly during the first quarter of 2012, followed by a significant reduction in claims inventory in the second quarter of 2012 and a slight drop in the third quarter. Changes in claims inventory can impact historical claims lag patterns.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 12, 2012

The use of a consistent methodology in estimating our liability for claims and medical benefits payable minimizes the degree to which the under- or overestimation of that liability at the close of one period may affect consolidated results of operations in subsequent periods. Facts and circumstances unique to the estimation process at any single date, however, may still lead to a material impact on consolidated results of operations in subsequent periods. Any absence of adverse claims development (as well as the expensing through general and administrative expense of the costs to settle claims held at the start of the period) will lead to the recognition of a benefit from prior period claims development in the period subsequent to the date of the original estimate. In 2010 and 2011, the absence of adverse development of the liability for claims and medical benefits payable at the close of the previous period resulted in the recognition of substantial favorable prior period development. In both years, however, the recognition of a benefit from prior period claims development did not have a material impact on our consolidated results of operations because the amount of benefit recognized in each year was roughly consistent with that recognized in the previous year.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Medical Claims and Benefits Payable, page 90

Comment:

4.	Please confirm you will present all three years for which an income statement is presented in the table in future periodic reports. Refer to ASC 944-40-50-3.

Response:

We note the Staff’s comment. Commencing with our Form 10-K for the fiscal year ended December 31, 2012, we will revise, in a manner consistent with the presentation below, our tabular disclosure with regard to Medical Claims and Benefits Payable to present all three years that are presented in the financial statements. The following disclosure is a revision based upon the disclosure initially provided in our Form 10-K for the fiscal year ended December 31, 2011.

	Year ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Balances at beginning of period	$354,356	$315,316	$292,442
Balance of acquired subsidiary	—	3,228	—
Components of medical care costs related to:
Current period	3,911,803	3,420,235	3,227,794
Prior periods	(51,809)	(49,378)	(51,558)

Total medical care costs	3,859,994	3,370,857	3,176,236

Payments for medical care costs related to:
Current period	3,516,994	3,085,388	2,920,015
Prior periods	294,880	249,657	233,347

Total paid	3,811,874	3,335,045	3,153,362

Balances at end of period	$402,476	$354,356	$315,316

Benefit from prior period as a percentage of:
Balance at beginning of period	14.6%	15.7%	17.6%
Premium revenue	1.1%	1.2%	1.4%
Total medical care costs	1.3%	1.5%	1.6%

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 12, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 16. Share-Based Compensation, page 97

Comment:

5.	Please tell us why you do not disclose the assumptions specified in ASC 718-10-50-2.f.2. Also, we note you report share-based compensation expense before tax and net-of-tax. It is unclear why you are presenting the net-of-tax amount, as it is not required by GAAP. Additionally, please tell us how the net-of-tax stock-based compensation expense amounts were determined for each period.

Response:

We note the Staff’s comment. We did not disclose the assumptions specified in ASC 718-10-50-2.f.2 because we did not grant any stock options in the three-year period ended December 31, 2011.

While we acknowledge that the referenced disclosure does not meet the specific requirements of ASC 718-10-50-2.h.1.i relating to the disclosure of tax benefits, we believe that the pretax and net-of-tax amounts reported in the table accomplishes the intent of the rule. The net-of-tax amount is computed using a blended federal and state statutory rate of 37.5%.

Form 10-K for the Fiscal Year Ended December 31, 2011

Regulatory Capital and Dividend Restrictions, page 100

Comment:

6.	In several places in this note, you reference your “health plans.” Please provide proposed revisions to your disclosure clarifying whether the “health plans” you refer to are actually wholly owned subsidiaries.

Response:

We note the Staff’s comment. Please refer to our existing disclosure in Note 1 of the Notes to Consolidated Financial Statements, page 70, as follows:

“Our Health Plans segment comprises health plans in California, Florida, Michigan, Missouri, New Mexico, Ohio, Texas, Utah, Washington, and Wisconsin. As of December 31, 2011, these health plans served approximately 1.7 million members eligible for Medicaid, Medicare, and other government-sponsored health care programs for low-income families and individuals. The health plans are operated by our respective wholly owned subsidiaries in those states, each of which is licensed as a health maintenance organization, or HMO.”

Although previously disclosed, we will revise in the manner shown below in our response to Comment 7 (marked for changes), our disclosure to enhance our discussion of regulatory capital and dividend restrictions by reinforcing the concept that our health plans are operated by our wholly owned subsidiaries.

Comment:

7.	Disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends to Molina Healthcare, Inc.’s shareholders. Refer to Rule 4-08(e) of Regulation S-X.

Response:

We note the Staff’s comment. We will revise, in the manner shown below (marked for changes), our disclosure to discuss the amount of retained earnings restricted for the payment of dividends to Molina Healthcare, Inc.’s shareholders pursuant to Rule 4-08(e) of Regulation S-X. The following disclosure is a revision based upon the disclosures initially provided in our Form 10-K for the fiscal year ended December 31, 2011.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 12, 2012

Regulatory Capital and Dividend Restrictions

Our health plans, which are operated by our respective wholly owned subsidiaries in those states, are subject to state laws and regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state. Such state laws and regulations also restrict the timing, payment, and amount of dividends and other distributions that may be paid to us as the sole stockholder. To the extent the subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to us. The net assets in these subsidiaries (after intercompany eliminations) which may not be transferable to us in the form of loans, advances, or cash dividends was $492.4 million at December 31, 2011, and $397.8 million at December 31, 2010. Because of the statutory restrictions that inhibit the ability of our health plans to transfer net assets to us, funds available to pay dividends to our stockholders are generally limited to cash, cash equivalents and investments held by the parent company which amounted to $21.4 million and $65.1 million as of December 31, 2011, and 2010, respectively.

Comment:

8.	Provide proposed disclosure which states the amount of statutory net income or loss as required by Rule 7-03(a)23(c) of Regulation S-X for each period presented.

Response:

We note the Staff’s comment. The disclosure required pursuant to Rule 7-03(a)23(c) of Regulation S-X applies to (1) life insurance legal entities, and (2) property and liability insurance legal entities. Because we are not a life insurance or property and liability insurance legal entity, this Rule is not applicable to us.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 21. Condensed Financial Information of Registrant, page 104

Comment:

9.	Explain to us why the net amount of dividends received from subsidiaries of $76.6 million less contributions made to subsidiaries of $58.4 million in 2011 disclosed in Note C does not equal the net amount of dividends from and contributions to subsidiaries on the cash flow statement of $27,872.

Response:

We note the Staff’s comment. In 2011, one of our health plans repaid a surplus note to the parent in the amount of $9,724,000, including accrued interest. This amount is included in the cash flows statement, but not in Note C. In our Form 10-K for the fiscal year ended December 31, 2012, we will revise, in a manner consistent with the presentation below (marked for changes), our disclosure with regard to dividends received from subsidiaries to include the settlement of the surplus note. The following disclosure is a revision based upon the disclosure initially provided in our Form 10-K for the fiscal year ended December 31, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 21. Condensed Financial Information of Registrant, page 104

Note C — Capital Contributions, Dividends and Surplus Note

During 2011, 2010, and 2009, the Registrant received dividends from its subsidiaries totaling $76.6 million, $81.3 million, and $76.7 million, respectively. Such amounts have been recorded as a reduction to the investments in the

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

December 12, 2012

respective subsidiaries. In addition, in 2011 a subsidiary of the Registrant repaid a surplus note in favor of the Registrant amounting to $9.7 million, including accrued interest. Such amount was a reduction of due from affiliates and prepaid and other current assets.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435-3666, ext. 111566, or Jeff D. Barlow at (916) 646-9193, ext. 114663.

Respectfully submitted,

/s/ Joseph W. White
Joseph W. White
Chief Accounting Officer

cc:	Tabitha Akins, SEC Staff Accountant
Lisa Vanjoske, SEC Assistant Chief Accountant Rose Zukin, SEC Attorney Advisor Jeffrey Riedler, SEC Assistant Director
J. Mario Molina, Chief Executive Officer and Chairman
John C. Molina, Chief Financial Officer
Jeff D. Barlow, General Counsel
Margo Wright, Vice President Reporting and Audit
Burt Park, Associate General Counsel